U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

July 8, 2009

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
File Nos.: 333-62298, 811-10401

To Whom It May Concern:

On behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 143 to the Trust’s Registration Statement, filed on June 30, 2009 on Form N-1A, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”).  No securities were sold in connection with Post-Effective Amendment No.143.

I am submitting this application for the withdrawal of Post-Effective Amendment No. 143 and intend to file a new Post-Effective Amendment No. 145 pursuant to Rule 485(a)(2) of the 1933 Act.  Post-Effective Amendment No. 143 was filed for the purpose of adding one new series to the Trust: the 17 Mile Value Fund (the “Fund”).  Post-Effective Amendment No. 145 will be filed for the purpose of adding the Fund as a new series of the Trust, and to make certain material changes to the documents filed previously as Post-Effective Amendment No. 143 at the request of the Fund’s investment adviser.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the amendment has been signed by the President of the Trust this 8th day of July, 2009.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel A. Spearo at (414) 765-5384.

Sincerely,

/s/ Joseph C. Neuberger

Joseph C. Neuberger
President